

March 11, 2013

Via E-Mail
Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, Colorado 80112

> **Re: Penford Corporation**
> **Form 10-K for the Fiscal Year ended August 31, 2012**
> **Filed November 8, 2012**
> **File No. 0-11488**

Dear Mr. Cordier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2012

Financial Statements, page 31

Note 2 - Summary of Significant Accounting Policies, page 37

Inventories and Cost of Sales, page 38

1. We note your disclosure in which you state the proceeds from the sales of certain by-products reduce the cost of corn and are included in cost of goods sold. Further, we note the proceeds from the sales of by-products have continued to rise in each period presented. Please explain how you determined the sale of these by-products reduces your cost of corn. In addition, please tell us the extent to which the production and sale of

these by-products constitutes a component of your ongoing major or central operations, which otherwise requires revenue classification. Finally, please describe the types of contractual agreements that you have with customers purchasing these by-products and indicate how they differ from customers who purchase your other products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief